December 6, 2018

Steven Humphreys
Chief Executive Officer
Identiv, Inc.
2201 Walnut Avenue, Suite 100
Fremont, CA 94538

       Re: Identiv, Inc.
           Registration Statement on Form S-3
           Filed November 30, 2018
           File No. 333-228633

Dear Mr. Humphreys:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence,
Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Stanley F. Pierson